December 21, 2017

Robert F. Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Mack-Cali Realty Corporation

Mack-Cali Realty, L.P.

Form 10-K for the fiscal year ended December 31, 2016

Filed February 28, 2017

Form 8-K

Filed November 7, 2017

File No. 001-13274 (Corp.)

File No. 333-57103 (L.P.)

Dear Mr. Telewicz:

On behalf of Mack-Cali Realty Corporation and Mack-Cali Realty, L.P. (collectively, the “Registrants”), and in connection with the Annual Report on Form 10-K for the year ended December 31, 2016 of the Registrants and the Current Report on Form 8-K furnished on November 7, 2017 (collectively, the “Reports”), I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 8, 2017 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Registrants’ response thereto.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Reports.

Form 8-K filed November 7, 2017

Exhibit 99.1

Net Asset Value, page 12

1.                                                                                      Please address the following with respect to our prior comment and the revisions to your net asset value disclosure in the Form 8-K filed on November 7, 2017:

Based on footnote 2 to your NAV table, it appears the cap rate applied to projected NOI to calculate gross asset value is determined based on recent property sale transactions and public information regarding unrelated third party property transactions. However, footnote 4 seems to state that this cap rate is derived from a discounted cash flow analysis. Please explain the apparent discrepancy to us and revise your disclosure in future filings accordingly.

Response:                                        The disclosure presented in footnote 2 on page 12 of the Form 8-K filed November 7, 2017 was intended to provide a description of the broad valuation methodologies and assumptions applied generally by the registrants for calculating estimated NAV for stable operating assets of the Registrants. The words “unless otherwise noted” were intended to alert the reader that the broad valuation methodologies were modified further in the document for specific types of assets, such as those described in footnote 4. Footnote 4 was intended to reference this modified methodology specifically with respect to the Registrants’ operating office properties. In future filings, the Registrants will enhance and clarify the disclosures contained in footnotes 2 and 4 as follows:

“Footnote (2): NAV is generally arrived at by calculating the estimated gross asset values for each of the Company’s real estate properties, investments and other significant assets and interests, and then deducting from such amounts the corresponding net debt and third parties’ interests in the assets.

Gross asset values for stabilized operating multi-family real estate properties are calculated using the direct capitalization method by dividing projected net operating income for the next one year period by an estimated market capitalization rate for each property.

Gross asset values for operating office properties are presented by dividing projected net operating income for the next one year period by an estimated year one imputed capitalization rate for each property. See Footnote 4 for a more detailed description of the methodology used by management to estimate gross asset values for its operating office properties.

Management projects net operating income that it expects to receive for future periods from a combination of in-place lease contracts, prospective renewals of expiring leases and prospective lease-up of vacant space. Market capitalization rates are estimated for each property based on its asset class and geographic location and are based on information from recent property sale transactions as well as from publicly available information regarding unrelated third party property transactions.

Footnote (4) to Office NAV Subtotal:   The Company calculates estimated gross asset values for each of its operating office assets by taking the sum of (i) the present value of periodic cash flows over five years and (ii) a terminal value based on estimated stabilized income and a market capitalization rate at stabilization, all discounted at an unlevered internal rate of return. This value, divided by the projected net operating income for a one year period yields the year one imputed capitalization rate. Management projects the periodic cash flows over five years and the stabilized income from a combination of in-place lease contracts, prospective renewals of expiring leases and prospective lease-up of vacant space. Factors considered by management in projecting releasing and lease-up of vacant space and estimating the applicable market rental rates include: identification of leases currently being negotiated by management; historical annual leasing volumes for such property types; and comparable leases that have been executed for properties within the Company’s portfolio and for competitor buildings in similar locations.”

Please explain the rationale for providing a sensitivity analysis for your office portfolio based on terminal cap rate rather than the year 1 cap rate.

Response:                                        The Registrants believe that the terminal cap rate used in the calculation of estimated NAV for their office portfolio impacts the variability of the NAV for these assets most significantly.  As clarified in our response to the first comment above, which presents language we intend to use in future filings, the year 1  cap rate used in the calculation of estimated NAV for the office portfolio is derived from other input assumptions, including the terminal cap rate. Accordingly, the Registrants used a range of terminal cap rate assumptions in providing their NAV sensitivity analysis of their office portfolio.

Please clarify for us how you determined a 0.125% sensitivity was sufficient for the analysis of your multifamily portfolio cap rate.

Response:                                        Based on the Registrants’ experience and observation regarding market cap rates for multi-family properties in their markets, they have determined that such market cap rates have remained relatively stable over the past five years. Accordingly, management presented a relatively narrow  market cap rate range for its NAV sensitivity analysis for its multifamily assets. In future filings, the Registrants will consider whether it would be meaningful to investors to provide a wider range of market capitalization rate assumptions for the NAV sensitivity analysis for the Registrants’ multifamily properties.

With respect to the valuation of assets in construction, lease-up, or those planned for a repositioning or repurposing, please enhance your disclosure to include the following:

•                                          An explanation as to why management believes this technique results in a useful valuation.

•                                          Disclosure of the other significant inputs used in the valuation process such as estimated costs to completion and discount rates.

Response:                                        Management believes that the valuation methodologies applied for calculating value for its assets in construction and lease-up, and those planned for repositioning or repurposing, will yield the most accurate estimated value for these assets based on the unique characteristics of these assets, which are undergoing significant changes that require reassessment of the criteria used by management, and that these valuation methodologies are consistent with market based valuation techniques for like kind assets.

The Registrants acknowledge the Staff’s comment and will enhance disclosure in future filings to include a discussion of other significant inputs used in the valuation process for its assets in construction and lease-up, and those planned for repositioning or repurposing, including estimated costs to completion and discount rates.

Please revise your disclosure in future filings to include a narrative comparison of NAV as determined by management in the current period to NAV disclosed in the prior quarter. Your disclosure should include a discussion of the causes of any significant fluctuations from period to period.

Response:                                        In future filings, when presenting a schedule of estimated NAV for their portfolio, the Registrants will include a narrative comparison of estimated NAV for the current period as compared to the estimated NAV presented in the prior period or quarter, which will include a discussion of causes of any significant fluctuations.

On behalf of the Registrants, I hereby confirm that each Registrant acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 732-590-1000.

Very truly yours,

/s/ Anthony Krug
Anthony Krug
Chief Financial Officer